[Letterhead of W.P. Stewart & Co., Ltd.]

                                                        October 7, 2005

VIA EDGAR
Ms. Joyce Sweeney
Accounting Branch Chief
Division of Corporate Finance
United States Securities and
       Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

            Re:   W.P. Stewart & Co., Ltd.
                  Form 20-F for Fiscal Year Ended December 31, 2004 File No. 001-16245

Dear Ms. Sweeney:

      W.P. Stewart & Co., Ltd. (the "Company") is hereby responding to the comment letter of the Staff, dated September 15, 2005, in respect of the Company's Annual Report on Form 20-F for the year ended December 31, 2004 (the "Annual Report") filed with the Securities and Exchange Commission on March 16, 2005. Terms utilized in this letter shall have the same meanings as were ascribed to them in the Annual Report.

      The numbered paragraphs of the responses set forth below correspond to the numbered comments in the Staff's letter.

      1. The Staff asked for certain information regarding the Company's intangible assets shown on its balance sheet as of December 31, 2004.

      As of such date, the gross recorded balance of intangible assets was $85,831,460. As presented on the December 31, 2004 consolidated balance sheet, accumulated amortization of intangible assets was $18,766,788, resulting in a net amount of $67,064,672. Substantially all of the intangible assets, as disclosed in the Company's filing on Form 6-K which includes the financial statements of the Company as of and for the six months ended June 30, 2005, consist of customer relationships resulting from the Company's business acquisitions.

      Intangible assets are amortized on a straight-line basis over periods of five to 20 years. The Company evaluates the remaining useful lives of these intangible assets each

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Ms. Joyce Sweeney
October 7, 2005
Page 2 of 3

reporting period, to determine whether events and circumstances warrant a revision to the remaining periods of amortization. Since the time of such business acquisitions, the Company has retained substantially all of the customers to which such assets related to upon acquisition. Accordingly, the estimated useful lives of these relationships continue to be consistent with those that were estimated at acquisition based on historical retention and valuation studies of client retention performed by the Company at such time. Please be advised that the manner of determining estimated useful lives was previously described in the Company's October 1, 1999 response to Mr. William Friar of your office (in connection with the Company's initial public offering).

      The carrying values of the intangible assets acquired are reviewed for impairment annually or whenever events or changes in circumstances indicate that they may not be recoverable based upon expectations of future undiscounted cash flows over their remaining lives.

      2. The Staff asked how the Company accounted for the repurchase of unvested shares and the abatement of the related notes receivable, if any. The Staff further asked the Company to provide the basis for such treatment and cite the authoritative guidance relied upon.

      The transfer back to the Company of unvested shares and the abatement of the related notes receivable relate to shares sold to employees prior to January 1, 2003. The Company historically has periodically sold common shares to its employees and those of its affiliates at fair value for cash and/or installment notes. These installment notes are full recourse, bear interest at 8.5% or 10% per annum and are collateralized by the shares purchased. The principal amount of each note is payable in 28 quarterly installments, subject to mandatory payment in full upon cessation of employment. Shares vest in 28 equal quarterly installments.

      Such share sales were accounted for under fixed plan accounting under APB No. 25, pursuant to the provisions of paragraph 11. The employee was considered at risk due to the market interest rate and full recourse nature of the notes. The employees pay quarterly installments consisting of principal and interest in cash to the Company on such unvested shares.

      As discussed in Note 10 of the December 31, 2004 financial statements, pursuant to employee or director purchase agreements for common shares, in the event a purchaser is no longer in the employment of, or no longer serves as a director of, the Company or any of its affiliates, the purchaser shall transfer to the Company all rights to such shares that have not vested at the time of such termination. In exchange for such transfer, the Company shall return to the purchaser, by way of a reduction of the purchaser's outstanding note, the lesser of the original purchase price per share for the unvested shares or the prevailing market price, as measured by the average New York Stock Exchange closing price during the most recent 30 days (the "Repurchase Price"). In the event of cessation of employment, shareholders' equity is reduced by the Repurchase

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Ms. Joyce Sweeney
October 7, 2005
Page 3 of 3

Price and the remaining balance of the outstanding notes receivable related to the unvested shares is reduced by the Repurchase Price. As such, the transfer back to the Company of the unvested shares and corresponding reduction of the remaining outstanding balance on the notes cause equal and opposite entries within shareholders' equity with no effect on net income.

      The Company's accounting for such repurchases follows the guidance of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") paragraph 11b, which states that a measurement date is not changed solely by termination of employment provisions that reduce the shares that may be issued to an employee.

      As noted, the Company previously applied APB No. 25, prior to its adoption of SFAS 123 on January 1, 2003. The Company elected to apply the prospective method when it adopted SFAS 123. According to SFAS 123 paragraphs 51 and 52, "the recognition provisions shall not be applied to awards granted in fiscal years before the year of initial adoption except to the extent that prior years' awards are modified". There have not been any modifications to those awards granted prior to the adoption of SFAS 123.

      The Company hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Annual Report; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

      If the Staff has any further questions or comments, please telephone the undersigned at 212-750-8585

                                                Sincerely,

                                                /s/ Susan G. Leber
                                                Susan G. Leber
                                                Deputy Managing Director - Chief
                                                   Financial Officer

cc:   Nancy Maloney